UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
Unit 1203C, Level 12, Admiralty Centre
Tower 1, 18 Harcourt Road
Admiralty, Hong Kong

Re: Intelligent Group Ltd
Draft Registration Statement on Form F-1
Submitted September 11, 2025
CIK No. 0001916416

Dear Wai Lau:

We have conducted a limited review of your draft registration statement and have the following comment(s).

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Strategy, page 1

1. We note that among your intended strategies to expand your business you include: "[e]nhancing the automation and establishment of our virtual Financial PR services." Please expand the disclosure to clarify whether you intend to develop or integrate or have already developed or integrated artificial intelligence, or otherwise clarify what you mean by "automation" of your virtual services.

General

2. Please revise your registration statement throughout to identify the natural persons controlling each of the Selling Shareholders, as well as the address of the individual or entity. Refer to Item 9.D. of Form 20-F.

3. We note your press release dated July 17, 2025 related to your company's strategic transformation and intention to "establish an institutional-grade Web3 investor relations and financial communications ecosystem... develop two key blockchain innovations... [and] adopt a prudent and strategic digital asset allocation approach..." Please revise your disclosure to provide a description of your current business plans and the industry or industries in which you intend to operate. Refer to Item 4.B. of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services